TSX, NYSE - HBM 2023 No. 20

25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay Announces Second Quarter 2023 Results

Toronto, Ontario, August 8, 2023 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE:HBM) today released its second quarter 2023 financial results. All amounts are in U.S. dollars, unless otherwise noted.

Positioned for Strong Production Growth and Free Cash Flow Generation in the Second Half of 2023

  Reaffirmed full year 2023 consolidated production, cash cost and sustaining cash cost guidance for Hudbay's Peru and Manitoba operations.
  On June 20, 2023, Hudbay completed the acquisition of Copper Mountain Mining Corporation ("Copper Mountain"), creating a 150,000-tonnes-per-year copper producer with three long-life mines in tier-one jurisdictions and a world-class pipeline of organic copper growth projects.
    Copper Mountain owns 75% of the Copper Mountain mine in British Columbia (the "Copper Mountain Mine Joint Venture"), with Mitsubishi Materials Corporation ("MMC") holding the remaining non-controlling interest.
    Hudbay expects to release an updated technical report for the Copper Mountain mine in the fourth quarter, which will include updated annual production and cost estimates for the mine.
  Achieved higher grades from Pampacancha in July with 1.6 million tonnes of ore mined at 0.63% copper and 0.31 grams per tonne gold, consistent with the mine plan and company expectations for higher production in Peru in the third and fourth quarters of 2023.

Second Quarter Operating and Financial Results

  Consolidated production in the second quarter was 21,715 tonnes of copper and 48,996 ounces of gold, which includes production from the Copper Mountain mine during the 10-day stub period following the June 20, 2023 acquisition date.
  Consolidated cash cost and sustaining cash cost per pound of copper produced, net of by-product credits[i], in the second quarter, were $1.60 and $2.73, respectively, excluding Copper Mountain's costs during the 10-day stub period.
  Peru operations successfully managed through a transitional quarter with elevated stripping activities at Pampacancha completed in June to enable mining high grade portions of the orebody in the second half of 2023. The Peru operations maintained steady performance, producing 17,682 tonnes of copper in the second quarter, which was in line with mine plan expectations. Peru cash cost per pound of copper produced, net of by-product creditsi, in the second quarter was $2.14, in line with quarterly cadence expectations as Pampacancha is expected to deliver higher copper production and precious metal by-product credits in the second half of 2023.
  Manitoba operations produced 35,253 ounces of gold, which was impacted by lower throughput at the Stall mill due to downtime to complete the Stall mill Phase I recovery improvement project tie-ins which resulted in a buildup of surface ore stockpiles at the end of the second quarter. Lalor achieved an 11% increase in ore mined versus the first quarter as the company continues to implement improvements to reduce costs and target higher production levels. Manitoba cash cost per ounce of gold produced, net of by-product creditsi, was $1,097 and is expected to decline to be within the annual guidance range due to higher throughput, gold recoveries and gold grades expected in the second half of 2023.

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  Second quarter net loss and loss per share were $14.9 million and $0.05, respectively. After adjusting for $6.8 million of transaction costs incurred during the quarter associated with the acquisition of Copper Mountain and a non-cash gain of $4.7 million related to a quarterly revaluation of the company's closed site environmental reclamation provision, among other items, second quarter adjusted lossi per share was $0.07.
  Operating cash flow before change in non-cash working capital was $55.9 million and adjusted EBITDAi was $81.2 million in the second quarter.
  Cash and cash equivalents declined during the second quarter to $179.7 million and were negatively impacted by lower base metal prices and lower production volumes as a result of scheduled mill maintenance programs, elevated stripping activity in Peru and a buildup of ore stockpiles in Manitoba. Cash and cash equivalents were also impacted by $25.8 million in total transaction costs related to the acquisition of Copper Mountain, $65.9 million of capital investments, primarily related to sustaining capital investments, and a $31.9 million bond interest payment.

Executing on Growth Initiatives and Prudent Financial Planning

• Copper Mountain integration activities are progressing in line with expectations with over 50% of the targeted annualized corporate and tax synergies already achieved to date. The company is focused on advancing its plans to stabilize the operation over the next 12 months, to be further detailed in a technical report, which will include an updated mine plan and mineral reserve and resource estimates, expected to be released in the fourth quarter.

• Copper World pre-feasibility study for Phase I is well-advanced and expected to be released in the third quarter.

• Snow Lake drilling intersected new high-grade copper-gold-silver zone 500 metres northwest of Lalor and indicates the hosting mineralization at Lalor continues down plunge for at least two kilometres.

• Completed the acquisition of the Cook Lake properties in Snow Lake, providing the potential for a new discovery on claims untested by modern geophysics and where historical drilling intersected base metal and gold mineralization at a fraction of Lalor's current known depth.

• Announced the entry into a definitive agreement to acquire all the issued and outstanding common shares of Rockcliff Metals Corp. ("Rockcliff"), which is expected to increase Hudbay's land position within trucking distance of its Snow Lake processing facilities by more than 250%. The transaction is expected to close in the third quarter.

• On July 6, 2023, established framework for a multi-year exploration partnership with Marubeni Corporation focused on the discovery of new deposits within trucking distance of Hudbay's processing facilities in Flin Flon, Manitoba.

• First phase of the Stall recovery improvement project was completed during the second quarter with commissioning completed in May and ramp-up to higher metal recoveries expected in the second half of 2023.

• In connection with the Copper Mountain transaction, Hudbay amended its Revolving Credit Facilities ("RCFs") to (i) exclude the Copper Mountain group from the financial covenant calculations in the RCFs until the Copper Mountain Nordic bonds are repaid in full and (ii) increase the net debt to EBITDA covenant ratio to provide greater financial flexibility during the integration period.

• Subsequent to quarter end, Hudbay drew $90 million from its RCFs to finance the redemption of a portion of Copper Mountain's Nordic bonds, thus improving the company's ability to deleverage and repay debt sooner than the bond maturity.

• On track to deliver annual discretionary spending reduction targets for 2023 with lower growth capital and exploration expenditures compared to 2022. As a result of a continued focus on discretionary spending reductions, total capital expenditures for 2023 are expected to be approximately $15 million lower than guidance levels, representing 5% of total capital expenditure guidance.

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"We remain on track to meet our 2023 guidance as we completed many transitional activities in the second quarter that position us for stronger production and improved costs during the second half of 2023," said Peter Kukielski, President and Chief Executive Officer. "The higher grades we are currently mining at Pampacancha, the planned improved throughput and recoveries in Snow Lake and the recent completion of the Copper Mountain acquisition are expected to generate strong free cash flows starting in the third quarter of 2023. With Copper Mountain we have a larger and more resilient operating platform to deliver diversified cash flows to prudently advance our leading organic pipeline of brownfield expansion and greenfield exploration and development opportunities across our portfolio."

Summary of Second Quarter Results

Consolidated copper production in the second quarter of 2023 was 21,715 tonnes, a decrease of 4% compared to the first quarter of 2023 as the company completed the higher volume stripping program at Pampacancha in June and a scheduled mill maintenance program at Constancia, partially offset by a 10-day stub period of production from the newly acquired Copper Mountain mine (the "Copper Mountain Stub Period"). Consolidated gold production in the quarter was 48,996 ounces, a 4% increase over the prior quarter, primarily due to slightly higher gold grades and higher gold recoveries in Peru. Consolidated silver production in the second quarter was 612,310 ounces, a decrease of 13% compared to the first quarter primarily due to lower silver grades in Peru. Consolidated zinc production in the second quarter was 8,758 tonnes, a decline of 11% compared to the first quarter due to lower throughput and zinc head grades at Stall.

Consolidated cash cost per pound of copper produced, net of by-product creditsi, in the second quarter of 2023 was $1.60, compared to $0.85 in the first quarter of 2023. This increase was mainly the result of higher mining, milling and treatment and refining costs and lower copper production. Consolidated cash cost for the first six months of 2023 was above 2023 guidance ranges but remained in line with quarterly cadence expectations, and the company expects consolidated cash cost to decline in the second half of 2023 to be within the full year guidance range. Consolidated sustaining cash cost per pound of copper produced, net of by-product creditsi, was $2.73 in the second quarter of 2023 compared to $1.83 in the first quarter. Consolidated all-in sustaining cash cost per pound of copper produced, net of by-product creditsi, was $2.98 in the second quarter of 2023, higher than $2.07 in the first quarter, primarily due to the same reasons outlined above. Consolidated cash cost and sustaining cash cost for the second quarter and year-to-date exclude Copper Mountain's operations, as no revenues or corresponding cost of sales were recorded during the Copper Mountain Stub Period.

Cash generated from operating activities in the second quarter of 2023 decreased to $24.6 million compared to $71.3 million in the first quarter primarily due to higher operating costs in Peru associated with the scheduled mill maintenance program and higher planned stripping activities at Pampacancha. Operating cash flow before changes in non-cash working capital was $55.9 million during the second quarter of 2023, lower than the first quarter, due to the same reasons noted above.

Net loss and loss per share in the second quarter of 2023 were $14.9 million and $0.05, respectively, compared to net earnings and earnings per share of $5.5 million and $0.02, respectively, in the first quarter. The results were negatively impacted by $6.8 million of transaction costs associated with the acquisition of Copper Mountain and a $1.4 million foreign exchange loss. This was partially offset by a non-cash gain of $4.7 million related to the quarterly revaluation of the environmental reclamation provision at the company's closed sites and a $1.1 million revaluation gain related to the gold prepayment liability.

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Adjusted net lossi and adjusted net loss per sharei in the second quarter of 2023 were $18.3 million and $0.07 per share, respectively, after adjusting for $6.8 million of transaction costs associated with the acquisition of Copper Mountain and the non-cash revaluation gain of the environmental reclamation provision, among other items. Second quarter adjusted EBITDAi was $81.2 million, compared to $101.9 million in the first quarter of 2023, as higher operating costs in Peru associated with the scheduled mill maintenance program more than offset higher revenue from an increase in sales volumes.

On June 20, 2023, Hudbay successfully completed its previously announced acquisition of Copper Mountain (the "Copper Mountain Transaction"). Copper Mountain's first shipment of copper concentrate following the acquisition occurred on July 23, 2023 after a brief strike action at the Port of Vancouver earlier in July. As such, Hudbay's second quarter results were not materially affected by Copper Mountain's operations with no revenues or corresponding cost of sales recorded during the Copper Mountain Stub Period. Combined acquisition-related costs incurred were $25.8 million, of which $6.8 million related to Hudbay's legal and advisory fees that were expensed during the second quarter, while the remaining costs were incurred by Copper Mountain prior to completion of the acquisition.

As at June 30, 2023, liquidity included $179.7 million in cash and cash equivalents as well as undrawn availability of $184.1 million under the company's RCFs. Subsequent to quarter end, Hudbay drew $90 million from its RCFs to finance the redemption of $83.3 million of Copper Mountain's bonds, thereby reducing the aggregate amount of Copper Mountain bonds outstanding to $59.7 million and improving the company's ability to deleverage and repay debt sooner than the 2026 bond maturity. Based on expected free cash flow generation in the second half of 2023, Hudbay continues to expect to make progress on its deleveraging targets as outlined in its "3-P" plan for sanctioning Copper World. Current liquidity combined with cash flow from operations is expected to be sufficient to meet liquidity needs for the foreseeable future.

Consolidated Financial Condition ($000s)[3]	Jun. 30, 2023	Mar. 31, 2023	Dec. 31, 2022
Cash	179,734	255,563	225,665
Total long-term debt	1,370,682	1,225,023	1,184,162
Net debt[1]	1,190,948	969,460	958,497
Working capital[2]	(61,357)	100,987	76,534
Total assets	5,242,140	4,367,982	4,325,943
Equity	2,001,970	1,574,521	1,571,809

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

2 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated interim financial statements. Working capital reflects the full $145 million balance of Copper Mountain Nordic bonds as current, however, subsequent to quarter end, the company drew $90 million from its revolving credit facilities to finance the redemption of a portion of Copper Mountain's Nordic bonds. As of the date hereof, the remaining Copper Mountain Nordic bonds will be presented as long-term as well as the $90 million revolver draw.

3 Following completion of the Copper Mountain acquisition on June 20, 2023, the company's financial condition has been impacted by the inclusion of Copper Mountain as at June 30, 2023 and accordingly there is no comparable period information.

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Consolidated Financial Performance[2]		Three Months Ended
		Jun. 30, 2023	Mar. 31, 2023	Jun. 30, 2022
Revenue	$000s	312,166	295,219	415,454
Cost of sales	$000s	289,273	228,706	325,940
Earnings (loss) before tax	$000s	(30,731)	17,430	21,504
Earnings (loss)	$000s	(14,932)	5,457	32,143
Basic and diluted earnings (loss) per share	$/share	(0.05)	0.02	0.12
Adjusted earnings (loss) per share[1]	$/share	(0.07)	0.00	0.12
Operating cash flow before change in non-cash working capital	$ millions	55.9	85.6	123.9
Adjusted EBITDA[1]	$ millions	81.2	101.9	141.4

1 Adjusted (loss) earnings per share and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section.

2 Following completion of the Copper Mountain acquisition on June 20, 2023, the company's financial performance has not been materially affected by Copper Mountain's operations with no revenues or corresponding cost of sales recorded during the Copper Mountain Stub Period of 2023.

Consolidated Production and Cost Performance		Three Months Ended
		Jun. 30, 2023	Mar. 31, 2023	Jun. 30, 2022
Contained metal in concentrate and doré produced[1]
Copper	tonnes	21,715	22,562	25,668
Gold	ounces	48,996	47,240	58,645
Silver	ounces	612,310	702,809	864,853
Zinc	tonnes	8,758	9,846	17,053
Molybdenum	tonnes	414	289	390
Payable metal sold
Copper	tonnes	23,078	18,541	23,650
Gold[2]	ounces	47,533	49,720	50,884
Silver[2]	ounces	805,448	541,884	738,171
Zinc[3]	tonnes	8,641	5,628	20,793
Molybdenum	tonnes	314	254	208
Consolidated cash cost per pound of copper produced[4]
Cash cost	$/lb	1.60	0.85	0.65
Sustaining cash cost	$/lb	2.73	1.83	1.87
All-in sustaining cash cost	$/lb	2.98	2.07	1.93

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms. Consolidated production includes production results from Copper Mountain for the Copper Mountain Stub Period.

2 Includes total payable gold and silver in concentrate and in doré sold.

3 For the three months ended June 30, 2023 and the three months ended March 31, 2023 this metric includes payable zinc in concentrate sold. For the three months ended June 30, 2022, this metric also includes payable refined zinc metal sold.

4 Consolidated cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, does not include Copper Mountain production or costs for the Copper Mountain Stub Period at the end of the second quarter of 2023, nor the comparative periods. Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, gold cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

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Peru Operations Review

Peru Operations		Three Months Ended
		Jun. 30, 2023	Mar. 31, 2023	Jun. 30, 2022
Constancia ore mined[1]	tonnes	3,647,399	3,403,181	7,017,114
Copper	%	0.31	0.34	0.33
Gold	g/tonne	0.04	0.04	0.04
Silver	g/tonne	2.49	2.52	3.53
Molybdenum	%	0.01	0.01	0.01
Pampacancha ore mined	tonnes	2,408,495	897,295	1,211,387
Copper	%	0.36	0.49	0.29
Gold	g/tonne	0.34	0.52	0.28
Silver	g/tonne	2.81	5.12	4.25
Molybdenum	%	0.02	0.01	0.01
Total ore mined	tonnes	6,055,894	4,300,476	8,228,501
Strip ratio[2]		1.74	1.84	1.22
Ore milled	tonnes	7,223,048	7,663,728	7,770,706
Copper	%	0.31	0.33	0.32
Gold	g/tonne	0.09	0.08	0.09
Silver	g/tonne	2.78	3.69	3.64
Molybdenum	%	0.01	0.01	0.01
Copper recovery	%	80.0	81.7	85.0
Gold recovery	%	61.1	56.8	60.3
Silver recovery	%	65.1	60.7	64.2
Molybdenum recovery	%	40.5	34.8	38.8
Contained metal in concentrate
Copper	tonnes	17,682	20,517	20,880
Gold	ounces	12,998	11,206	13,858
Silver	ounces	419,642	552,167	584,228
Molybdenum	tonnes	414	289	390
Payable metal sold
Copper	tonnes	21,207	16,316	18,473
Gold	ounces	14,524	11,781	8,430
Silver	ounces	671,532	392,207	484,946
Molybdenum	tonnes	314	254	208
Combined unit operating cost[3,4,5]	$/tonne	14.07	11.47	12.02
Cash cost[5]	$/lb	2.14	1.36	1.82
Sustaining cash cost[5]	$/lb	3.06	2.12	2.62

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Excludes approximately $1.3 million, or $0.16 per tonne, COVID-related costs during the three months ended June 30, 2022.

5 Combined unit operating cost, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

During the second quarter of 2023, the Constancia operations produced 17,682 tonnes of copper, 12,998 ounces of gold, 419,642 ounces of silver and 414 tonnes of molybdenum. With the period of higher planned stripping activities in the Pampacancha pit completed in June and ore mined from Pampacancha in July totaling 1.6 million tonnes at 0.63% copper and 0.31 grams per tonne gold, the company is well on track to achieve the higher expected production in the second half of the year, in line with the full year 2023 Peru production guidance.

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Total ore mined in the second quarter of 2023 increased by 41% compared to the first quarter as mining activities returned to normal after the company reduced mining activities in the first quarter to conserve fuel during the period of logistical constraints caused by civil unrest earlier this year.

Ore milled during the second quarter of 2023 was 6% lower than the prior quarter primarily due to a schedule plant maintenance shutdown in the second quarter without a corresponding shutdown in the first quarter. Milled copper grades were slightly lower than the first quarter due to the continued processing of lower-grade ore from stockpiles as the company completed a period of higher planned stripping activities in the Pampacancha pit in June. Recoveries of copper during the second quarter of 2023 remained at low levels, as expected, due to higher levels of impurities in stockpiled ore. Recoveries for gold and silver were 8% and 7% higher, respectively, than the first quarter due to higher gold grades and lower zinc content impurities in ore processed.

Combined mine, mill and G&A unit operating costs in the second quarter of 2023 were 23% higher than the first quarter primarily due to higher costs related to the scheduled plant shutdown and lower milled ore throughput during the quarter.

Peru's cash cost per pound of copper produced, net of by-product creditsi, in the second quarter of 2023 was $2.14, higher than the first quarter primarily due to higher mining, milling and treatment and refining charges and lower copper production. This cost measure remains above the upper end of the 2023 guidance range. However, it is expected to decline meaningfully in the second half of 2023 and the full year cash cost is expected to remain within the 2023 guidance range with higher expected copper production and contributions from precious metal by-product credits from Pampacancha later this year.

Peru's sustaining cash cost per pound of copper produced, net of by-product creditsi, in the second quarter of 2023 was $3.06, higher than the first quarter due to the same factors affecting cash cost noted above.

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Manitoba Operations Review

Manitoba Operations		Three Months Ended
		Jun. 30, 2023	Mar. 31, 2023	Jun. 30, 2022[1]
Lalor
Ore mined	tonnes	413,255	373,599	412,653
Gold	g/tonne	4.07	3.96	3.73
Copper	%	0.81	0.57	0.70
Zinc	%	3.14	3.32	3.06
Silver	g/tonne	23.27	18.24	23.95
New Britannia
Ore milled	tonnes	141,905	143,042	144,589
Gold	g/tonne	5.82	6.05	5.69
Copper	%	0.77	0.61	0.73
Zinc	%	0.85	0.76	0.94
Silver	g/tonne	25.79	22.39	19.77
Gold recovery - concentrate	%	55.0	62.0	62.7
Copper recovery - concentrate	%	91.2	91.7	92.4
Silver recovery - concentrate	%	57.0	61.9	62.9
Stall Concentrator
Ore milled	tonnes	238,633	242,619	261,417
Gold	g/tonne	3.12	2.78	2.95
Copper	%	0.85	0.59	0.73
Zinc	%	4.47	4.81	4.45
Silver	g/tonne	22.15	17.14	26.31
Gold recovery	%	59.9	61.9	54.6
Copper recovery	%	88.5	87.0	88.0
Zinc recovery	%	82.2	84.4	84.3
Silver recovery	%	60.3	56.3	56.1
Total contained metal in concentrate and doré[2]
Gold	ounces	35,253	36,034	44,787
Copper	tonnes	2,794	2,045	4,788
Zinc	tonnes	8,758	9,846	17,053
Silver	ounces	180,750	150,642	280,625
Total payable metal sold
Gold[3]	ounces	33,009	37,939	42,454
Copper	tonnes	1,871	2,225	5,177
Zinc	tonnes	8,641	5,628	20,793
Silver[3]	ounces	133,916	149,677	253,225
Combined unit operating cost[4,5]	C$/tonne	220	216	168
Gold cash cost[5]	$/oz	1,097	938	(207)
Gold sustaining cash cost[5]	$/oz	1,521	1,336	519

1 The 777 mine and Flin Flon concentrator information for June 30, 2022 is not disclosed in the table above. The operations were closed in June 2022. The relevant comparative information can be found in the Summary of Historical Results section in the Management's Discussion and Analysis for the second quarter of 2023. Total contained metal in concentrate and doré, total payable metal sold, unit cost and cash costs for June 30, 2022 include the impact of the Flin Flon operations.

2 Doré includes sludge, slag and carbon fines in three months ended June 30, 2023 and March 31, 2023.

3 Includes total payable precious metals in concentrate and doré sold.

4 Reflects combined mine, mill and G&A costs per tonne of ore milled.

5 Combined unit operating cost, cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

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During the second quarter of 2023, the Manitoba operations produced 35,253 ounces of gold, 8,758 tonnes of zinc, 2,794 tonnes of copper and 180,750 ounces of silver. Production of copper and silver was higher than the first quarter due to higher grades and recoveries. Production of gold and zinc was lower than the first quarter due to lower recoveries and lower zinc grades, partially offset by higher gold grades. With the completion of a number of key initiatives aimed to continue to support higher production levels at Lalor, improved metal recoveries at the mills and a prioritization of mining higher gold grade zones at Lalor in the second half of 2023, as planned, full year Manitoba production of all metals remains on track to achieve guidance ranges. However, with a slower ramp-up of gold recoveries associated with the Stall Phase I recovery improvement project in the second quarter, gold production is trending towards the lower end of the 2023 guidance range for Manitoba, while copper and zinc production is trending towards the upper end of the guidance ranges.

The Manitoba team continues to advance several key initiatives to support higher production levels and improved metal recoveries at the Snow Lake operations. Significant progress has been made at Lalor in optimizing development drift size, improving shaft availability and implementing changes to achieve better stope muck fragmentation, which enabled the elimination of inefficient trucking of ore to surface via the ramp late in the second quarter. The first phase of the Stall mill recovery improvement project, consisting of new cyclone packs, state-of-the-art Jameson Cells on the copper and zinc circuits and process control improvements, was completed during the second quarter. Commissioning of the circuits quickly achieved targeted copper and zinc concentrate grades, while gold recovery improvements progressed slower than planned. Changes to optimize the circuit are underway and the company expects to achieve higher gold recoveries in the second half of 2023. Hudbay also implemented tailings deposition improvements that are expected to maximize the Anderson facility tailings capacity and defer incremental dam construction activities to future years.

Hudbay successfully completed planned maintenance of the muck circuit, rock breaker boom change out and repairs and electrical installations at Lalor during the second quarter. Despite this planned maintenance program, ore mined from Lalor increased by 11% in the second quarter compared to the first quarter, averaging over 4,500 tonnes per day. Lalor continues to implement improvements to reduce costs and target higher production levels with a focus on equipment fleet availability and building of longhole inventory. Gold, copper and silver grades mined during the second quarter of 2023 were 3%, 42% and 28% higher, respectively, than the first quarter, while zinc grades were 5% lower than the first quarter, consistent with the mine plan.

The Stall mill processed similar levels of ore compared to the first quarter of 2023, in line with expectations, due to completion of the Phase I recovery improvement project during the quarter and the commissioning of new Jameson cells requiring associated tie-ins of piping, pump boxes and electrical instrumentation, as noted above. As a result of the temporary interruptions introduced by the project tie-ins, there was a buildup of approximately 30,000 tonnes of base metal ore stockpiles above normal levels at the end of second quarter that will be milled during the second half of 2023.

The New Britannia mill continued to achieve consistent production in the second quarter of 2023, averaging approximately 1,560 tonnes per day. Hudbay continues to advance improvement initiatives at New Britannia requiring minimal capital outlays with a focus on reducing reagent and grinding media consumption while further improving overall metal recoveries and copper concentrate grades. There was a buildup of approximately 15,000 tonnes of gold ore stockpiles above normal levels at the end of the second quarter, which will be milled during the second half of 2023.

Combined mine, mill and G&A unit operating costs in the second quarter of 2023 slightly increased compared to the first quarter reflecting slightly lower mill throughput due, in part, to the 45,000 tonnes of additional ore stockpiled above normal operating levels at the end of the second quarter.

Manitoba's cash cost per ounce of gold produced, net of by-product creditsi, in the second quarter was $1,097, higher than the first quarter of 2023, primarily due to higher mining costs, higher treatment and refining charges and lower gold production, partially offset by lower G&A. Gold cash cost is expected to decline in the second half of 2023 and the full year cash cost is expected to remain within the 2023 guidance range.

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Sustaining cash cost per ounce of gold produced, net of by-product creditsi, in the second quarter was $1,521, higher than the first quarter due to the same factors affecting cash cost noted above.

Completion of the Copper Mountain Acquisition

On June 20, 2023, Hudbay successfully completed its previously announced acquisition of Copper Mountain, pursuant to which Hudbay has acquired all of the issued and outstanding common shares of Copper Mountain. As a result of the completion of the Copper Mountain Transaction, Copper Mountain became a wholly-owned subsidiary of Hudbay and Hudbay became the indirect owner of 75% of the Copper Mountain Mine Joint Venture. In aggregate, Hudbay issued 84,165,617 Hudbay common shares under the Copper Mountain Transaction to former Copper Mountain shareholders as consideration for their Copper Mountain shares. The Copper Mountain shares were de-listed from the TSX on June 21, 2023 and an application has been submitted with the applicable Canadian securities commissions for Copper Mountain to cease to be a reporting issuer under Canadian securities laws. In connection with the closing, Hudbay appointed Jeane Hull and Paula Rogers, former directors of Copper Mountain, to the board of Hudbay.

The Copper Mountain Transaction creates a premier Americas-focused copper mining company that is well-positioned to deliver sustainable cash flows from an operating portfolio of three long-life mines, as well as compelling organic growth from a world-class pipeline of copper mine expansion and development projects. All assets in the combined portfolio are located in the tier-one mining-friendly jurisdictions of Canada, Peru and the United States. The combined company represents the third largest copper producer in Canada based on 2023 estimated copper production.

Integrating the Copper Mountain Mine

Copper Mountain integration activities are progressing in line with expectations and over 50% of the targeted annualized corporate and tax synergies have already been achieved to date. The company is focused on advancing its plans to stabilize the operation over the next 12 months, including opening up the mine by adding additional mining faces and re-mobilizing idle haul trucks, optimizing the ore feed to the plant and implementing plant improvement initiatives. Further details on Hudbay's plans will be provided in a technical report, including an updated mine plan, revised mineral reserve and resource estimates, and updated annual production and cost estimates for the Copper Mountain mine, which is expected to be released in the fourth quarter.

During the Copper Mountain Stub Period, the Copper Mountain mine produced 1,239 tonnes of copper, 745 ounces of gold and 11,918 ounces of silver. The first copper concentrate shipment following the acquisition date was completed on July 23, 2023 after a brief strike at the Port of Vancouver earlier in July.

As an additional prudent measure to ensure free cash flow generation in the second half of 2023 as Hudbay stabilizes the Copper Mountain operations, subsequent to quarter-end, the Copper Mountain Mine Joint Venture entered into forward sales contracts for a total of 2,000 tonnes of copper production over the five-month period from August to December 2023 at an average price of $3.86 per pound.

Copper World Permitting and Pre-Feasibility Study Well-Advanced

In late 2022, Hudbay submitted the state-level applications for an Aquifer Protection Permit and an Air Quality Permit to the Arizona Department of Environmental Quality. The company expects to receive these two outstanding state permits by early 2024.

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In May 2023, Hudbay received a favourable ruling from the U.S. Court of Appeals for the Ninth Circuit that reversed the U.S. Fish and Wildlife Service's designation of the area near Copper World and the former Rosemont project as jaguar critical habitat. While this ruling doesn't impact the state permitting process for Phase I of Copper World, it is expected to simplify the federal permitting process for Phase II of the Copper World project.

Pre-feasibility activities for Phase I are well-advanced and a pre-feasibility study is expected to be released in the third quarter of 2023. Hudbay intends to initiate a minority joint venture partner process prior to commencing a definitive feasibility study, which will allow the potential joint venture partner to participate in the funding of definitive feasibility study activities in 2024 as well as in the final project design for Copper World.

Potential for Snow Lake Mine Life Extension with Discovery of New Mineralized Zones Near Lalor and Significant Regional Land Consolidation

In July 2023, the company announced positive results from its 2023 winter drill program near Lalor in Snow Lake, Manitoba, and significant land consolidation in the Snow Lake region through several strategic transactions. The agreements with multiple land holders will increase Hudbay's holdings in the Snow Lake region by more than 250%. Hudbay intends to explore these claims in hopes of finding a new anchor deposit to maximize and extend the life of Hudbay's Snow Lake operations beyond 2038.

Lalor New Mineralized Zones

The 2023 winter drill program in Snow Lake included the testing of a geophysical anomaly located northwest of Lalor, within 500 metres of existing underground infrastructure. All holes intersected an alteration zone that is known to host the Lalor mineralization. Certain holes intersected several sulphide horizons with both zinc and copper-gold-silver mineralization. Hole CH2303 intersected three mineralized zones, including 7.0 metres of 3.06% zinc and 15.1 grams per tonne silver; 3.5 metres of 3.81% copper, 3.75 grams per tonne gold and 104.5 grams per tonne silver; and 7.5 metres of 3.87% zinc and 7.5 grams per tonne silver. For more information on the drill holes, please refer to Hudbay's news release dated July 27, 2023.

The winter drill program also included testing of the down-plunge copper-gold extensions of the Lalor deposit, in the first drilling in the deeper zones at Lalor since the initial discovery of the copper-gold zones in 2009 and 2010. This initial campaign consisted of eight widely spaced drill holes over a distance of two kilometres, and all holes intersected the zone of strong alteration known to host the Lalor mineralization and have shown many occurrences of disseminated copper sulfides indicating the potential close proximity of one or more higher grade copper-gold feeder zones similar to Lens 27 currently in production at Lalor. These initial results from widely spaced drilling are an encouraging indication that the rocks hosting the rich copper-gold mineralization at Lalor continue down-plunge as predicted by Hudbay's geological models. For more information on the drill holes, please refer to Hudbay's news release dated July 27, 2023.

Hudbay expects to refine targets for its 2024 winter drilling campaign to the northwest and down-plunge from Lalor using the results from geophysical borehole surveys.

Acquisition of Cook Lake Properties in Snow Lake

In late June 2023, Hudbay completed the acquisition of the Cook Lake properties from Glencore plc. The Cook Lake properties are located within ten kilometres and along the same regional trend as the Lalor mine, and have the potential to host a new discovery at depth. The properties include the Cook Lake North and South properties, which are within 30 kilometres of Hudbay's Stall and New Britannia processing facilities.

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Hudbay has received data regarding approximately 60,000 metres of historical drilling that was competed on the Cook Lake properties between 1971 and 2012, with an average depth of only 275 metres, which is a fraction of the depth of Lalor's current known mineralization of approximately 600 to 1,500 metres. The historical drill holes appear to have intersected base metal and copper-gold mineralization typical to the Snow Lake region. Although the historical data has not been validated by a qualified person (see "Qualified Person and NI 43-101"), the mineralization indicates that there is the potential for new deposits on the same favourable mineralized horizons as many known deposits in the area, including the Lalor, 1901 and Chisel deposits. The Cook Lake properties are untested by modern deep geophysics, which was the discovery method for the Lalor mine.

Acquisition of Rockcliff to Consolidate Significant Land Package in Snow Lake

On June 19, 2023, Hudbay entered into a definitive agreement to acquire 100% of the issued and outstanding common shares of Rockcliff that it does not already own (the "Rockcliff Transaction"). Under the Rockcliff Transaction, Rockcliff shareholders will receive 0.006776 of a Hudbay common share for each Rockcliff common share held. The enterprise value to Hudbay, net of Rockcliff's cash, is approximately $13 million.

Rockcliff is one of the largest landholders in the Snow Lake area with more than 1,800 square kilometres across all of its properties. The completion of the Rockcliff Transaction will consolidate Hudbay's ownership of the Talbot deposit and provide the company with additional exploration properties in the vicinity of its Stall and New Britannia mills, including the land adjacent to Hudbay's Pen II deposit, which is a low tonnage and high-grade zinc deposit that starts from surface and is located approximately six kilometres by road from the Lalor mine.

Completion of the Rockcliff Transaction is contingent upon court approval from the Ontario Superior Court of Justice (Commercial List), shareholder approval of at least two-thirds of the votes cast by Rockcliff shareholders at a special meeting scheduled to be held on August 31, 2023 and other customary conditions and stock exchange approvals. The Rockcliff Transaction is expected to close in the third quarter of 2023.

Advancing Metallurgical Testwork for the Flin Flon Tailings Reprocessing Opportunity

In 2021, Hudbay identified the opportunity to reprocess Flin Flon tailings where in excess of 100 million tonnes of tailings have been deposited for over 90 years. The company completed confirmatory drilling in 2022 which covered about two-thirds of the facility. The results indicated higher zinc, copper and silver grades than predicted from historical mill records while confirming the historical gold grade. Hudbay is completing metallurgical test work and evaluating metallurgical technologies, including the recent signing of a testwork agreement with Cobalt Blue Holdings Limited ("Cobalt Blue") to assess the processing viability of the Flin Flon tailings using Cobalt Blue's proprietary processing technology that recovers copper, zinc, gold and silver while converting sulphides into stable and benign sulphur.

Other Exploration Update

Constancia In-Mine Exploration

Hudbay continues to execute a limited drill program and technical evaluations at the Constancia deposit to confirm the economic viability of adding an additional mining phase to the current mine plan that would convert a portion of the mineral resources to mineral reserves. The results from this drill program and technical and economic evaluations are expected to be incorporated in the next annual mineral reserve and resource update.

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Maria Reyna and Caballito Exploration

Hudbay controls a large, contiguous block of mineral rights with the potential to host satellite mineral deposits in close proximity to the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. Hudbay commenced early exploration activities at Maria Reyna and Caballito after completing a surface rights exploration agreement with the community of Uchucarcco in August 2022. Surface investigation activities together with baseline environmental and archaeological activities necessary to support drill permit applications have been completed. Surface mapping and geochemical sampling confirm that both Caballito and Maria Reyna host sulfide and oxide rich copper mineralization in skarns, hydrothermal breccias and large porphyry intrusive bodies.

Lalor In-Mine Exploration

Hudbay continues to compile results from ongoing infill drilling at Lalor, which will be incorporated into the next annual mineral resource and reserve estimate update.

Flin Flon Exploration Partnership with Marubeni

On July 6, 2023, Hudbay announced the signing of a memorandum of understanding ("MOU") with Marubeni Corporation ("Marubeni") that establishes the framework for a multi-year exploration partnership focused on the discovery of new deposits on Hudbay's mineral properties within trucking distance of the company's processing facilities in Flin Flon, Manitoba. In connection with the MOU, Hudbay and Marubeni have agreed to negotiate the terms of a definitive agreement to govern the relationship between the parties and the Flin Flon properties that would form the subject of the exploration partnership (the "Project Properties"). It is currently contemplated that Marubeni would fund approximately $10 to $15 million of exploration expenditures on the Project Properties and that Hudbay will act as operator and carry out the exploration activities.

Dividend Declared

A semi-annual dividend of C$0.01 per share was declared on August 8, 2023. The dividend will be paid out on September 22, 2023 to shareholders of record as of September 1, 2023.

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Website Links

Hudbay:

www.hudbay.com

Management's Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2023/Q2/MDA823.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2023/Q2/FS823.pdf

Conference Call and Webcast

Date:	Wednesday, August 9, 2023

Time:	8:30 a.m. ET

Webcast:	www.hudbay.com

Dial in:	1-416-915-3239 or 1-800-319-4610

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Qualified Person and NI 43-101

The technical and scientific information in this news release related to the company's material mineral projects has been approved by Olivier Tavchandjian, P. Geo, Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Hudbay cautions that neither the historical information nor the quality assurance and quality control program that was applied during the execution of the Cook Lake drill program has been independently verified by a qualified person and, as such, Hudbay cautions that this information should not be relied upon by investors.

Non-IFRS Financial Performance Measures

Adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced and combined unit cost are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) and adjusted net earnings (loss) per share provides an alternate measure of the company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the company believes these measures are useful to investors in assessing the company's underlying performance. Hudbay provides adjusted EBITDA to help users analyze the company's results and to provide additional information about its ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. Cash cost and sustaining cash cost per ounce of gold produced are shown because the company believes they help investors and management assess the performance of its Manitoba operations. Combined unit cost is shown because Hudbay believes it helps investors and management assess the company's cost structure and margins that are not impacted by variability in by-product commodity prices.

The following tables provide detailed reconciliations to the most comparable IFRS measures.

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Adjusted Net Earnings (Loss) Reconciliation

	Three Months Ended
(in $ millions)	Jun. 30, 2023	Mar. 31, 2023	Jun. 30, 2022
(Loss) profit for the period	(14.9)	5.4	32.1
Tax (recovery) expense	(15.8)	12.0	(10.6)
(Loss) profit before tax	(30.7)	17.4	21.5
Adjusting items
Mark-to-market adjustments [1]	0.6	6.8	(14.0)
Foreign exchange loss (gain)	1.4	0.3	(2.2)
Inventory adjustments	0.9	-	1.9
Variable consideration adjustment - stream revenue and accretion	-	(5.0)	-
Re-evaluation adjustment - environmental provision[3]	(4.7)	(8.2)	(60.7)
Impairment	-	-	95.0
Acquisition related costs	6.8	-	-
Evaluation expenses	-	-	0.7
Insurance recovery	-	-	(5.7)
Restructuring charges - Manitoba [2]	-	-	3.7
Loss on disposal of investments	-	0.7	3.1
Loss on disposal of plant and equipment and non-current assets - Manitoba & Arizona	0.3	0.1	-
Adjusted (loss) earnings before income taxes	(25.4)	12.1	43.3
Tax recovery (expense)	15.8	(12.0)	10.6
Tax impact on adjusting items	(8.7)	-	(23.4)
Adjusted net (loss) earnings	(18.3)	0.1	30.5
Adjusted net (loss) earnings $/share	(0.07)	0.00	0.12
Basic weighted average number of common shares outstanding (millions)	272.2	262.0	261.9

1 Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through profit or loss and share-based compensation expenses.

2 Includes closure cost for the Flin Flon operations.

3 Changes from movements to environmental reclamation provisions are primarily related to the Flin Flon operations, which were fully depreciated as of June 30, 2022, as well as other Manitoba non-operating sites.

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Adjusted EBITDA Reconciliation

	Three Months Ended
(in $ millions)	Jun. 30, 2023	Mar. 31, 2023	Jun. 30, 2022
(Loss) profit for the period	(14.9)	5.4	32.1
Add back:
Tax (recovery) expense	(15.8)	12.0	(10.6)
Net finance expense	30.5	35.0	24.4
Other expenses	13.9	5.0	(1.3)
Depreciation and amortization	88.7	67.4	87.3
Amortization of deferred revenue and variable consideration adjustment	(18.1)	(15.9)	(19.2)
	84.3	108.9	112.7
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	(4.7)	(8.2)	(60.7)
Impairment losses	-	-	95.0
Inventory adjustments	0.9	-	1.9
Share-based compensation expense (recovery) [1]	0.7	1.2	(7.5)
Adjusted EBITDA	81.2	101.9	141.4

1 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

Net Debt Reconciliation

(in $ thousands)
	Jun. 30, 2023	Mar. 31, 2023	Dec. 31, 2022
Total long-term debt	1,370,682	1,225,023	1,184,162
Cash	(179,734)	(255,563)	(225,665)
Net debt	1,190,948	969,460	958,497

Copper Cash Cost Reconciliation

Consolidated	Three Months Ended
Net pounds of copper produced[1]
(in thousands)	Jun. 30, 2023	Mar. 31, 2023	Jun. 30, 2022
Peru	38,982	45,233	46,032
Manitoba	6,160	4,508	10,556
Net pounds of copper produced	45,142	49,741	56,588

1 Contained copper in concentrate.

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Consolidated	Three Months Ended
	Jun. 30, 2023		Mar. 31, 2023		Jun. 30, 2022
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	73,335	1.62	64,538	1.30	86,800	1.53
Milling	69,869	1.55	61,039	1.23	65,684	1.16
Refining (zinc)	-	-	-	-	14,379	0.26
G&A	20,975	0.47	26,555	0.53	41,930	0.74
Onsite costs	164,179	3.64	152,132	3.06	208,793	3.69
Treatment & refining	26,670	0.59	18,495	0.37	15,033	0.27
Freight & other	17,766	0.39	17,776	0.36	20,076	0.35
Cash cost, before by-product credits	208,615	4.62	188,403	3.79	243,902	4.31
By-product credits	(136,417)	(3.02)	(146,111)	(2.94)	(207,191)	(3.66)
Cash cost, net of by-product credits	72,198	1.60	42,292	0.85	36,711	0.65

Consolidated	Three Months Ended
	Jun. 30, 2023		Mar. 31, 2023		Jun. 30, 2022
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Zinc	21,896	0.48	17,374	0.35	88,548	1.56
Gold[3]	86,026	1.91	93,479	1.88	91,317	1.61
Silver[3]	17,281	0.38	11,998	0.24	17,956	0.32
Molybdenum & other	11,214	0.25	23,260	0.47	9,370	0.17
Total by-product credits	136,417	3.02	146,111	2.94	207,191	3.66
Reconciliation to IFRS:
Cash cost, net of by-product credits	72,198		42,292		36,711
By-product credits	136,417		146,111		207,191
Treatment and refining charges	(26,670)		(18,495)		(15,033)
Share-based compensation expense	60		79		(632)
Inventory adjustments	906		-		1,933
Change in product inventory	15,114		(9,409)		4,494
Royalties	2,578		706		3,971
Depreciation and amortization[4]	88,670		67,422		87,305
Cost of sales[5]	289,273		228,706		325,940

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended June 30, 2023, the variable consideration adjustments were $nil, for the three months ended March 31, 20233 - $4,885 and for the three months ended June 30, 2022 - $nil.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

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Peru	Three Months Ended
(in thousands)	Jun. 30, 2023	Mar. 31, 2023	Jun. 30, 2022
Net pounds of copper produced[1]	38,982	45,233	46,032

1 Contained copper in concentrate.

Peru	Three Months Ended
	Jun. 30, 2023		Mar. 31, 2023		Jun. 30, 2022
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	31,654	0.81	26,786	0.59	32,300	0.70
Milling	54,676	1.40	46,191	1.03	44,731	0.97
G&A	14,867	0.38	16,466	0.36	18,677	0.41
Onsite costs	101,197	2.59	89,443	1.98	95,708	2.08
Treatment & refining	17,097	0.44	10,603	0.24	9,226	0.20
Freight & other	12,424	0.32	12,427	0.27	12,297	0.26
Cash cost, before by-product credits	130,718	3.35	112,473	2.49	117,231	2.54
By-product credits	(47,193)	(1.21)	(50,899)	(1.13)	(33,268)	(0.72)
Cash cost, net of by-product credits	83,525	2.14	61,574	1.36	83,963	1.82

Peru	Three Months Ended
	Jun. 30, 2023		Mar. 31, 2023		Jun. 30, 2022
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Gold[3]	21,638	0.55	19,301	0.43	14,191	0.31
Silver[3]	14,341	0.37	8,577	0.19	11,687	0.25
Molybdenum	11,214	0.29	23,021	0.51	7,390	0.16
Total by-product credits	47,193	1.21	50,899	1.13	33,268	0.72
Reconciliation to IFRS:
Cash cost, net of by-product credits	83,525		61,574		83,963
By-product credits	47,193		50,899		33,268
Treatment and refining charges	(17,097)		(10,603)		(9,226)
Inventory adjustments	-		-		(97)
Share-based compensation expenses	29		(14)		(100)
Change in product inventory	27,078		(11,135)		(8,394)
Royalties	2,479		665		1,117
Depreciation and amortization[4]	67,340		41,960		47,811
Cost of sales[5]	210,547		133,346		148,342

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

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Copper Sustaining and All-in Sustaining Cash Cost Reconciliation

Consolidated	Three Months Ended
	Jun. 30, 2023		Mar. 31, 2023		Jun. 30, 2022
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	72,198	1.60	42,292	0.85	36,711	0.65
Cash sustaining capital expenditures	48,253	1.07	47,869	0.96	65,173	1.15
Royalties	2,578	0.06	706	0.02	3,971	0.07
Sustaining cash cost, net of by-product credits	123,029	2.73	90,867	1.83	105,855	1.87
Corporate selling and administrative expenses & regional costs	9,603	0.21	10,215	0.20	2,479	0.04
Accretion and amortization of decommissioning and community agreements[1]	1,792	0.04	1,958	0.04	874	0.02
All-in sustaining cash cost, net of by-product credits	134,424	2.98	103,040	2.07	109,208	1.93
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	47,574		33,554		70,712
Capitalized stripping net additions	21,640		26,984		27,302
Total accrued capital additions	69,214		60,538		98,014
Less other non-sustaining capital costs[2]	28,006		19,850		45,489
Total sustaining capital costs	41,208		40,688		52,525
Capitalized lease cash payments - operating sites	4,374		4,702		9,313
Community agreement cash payments	1,290		1,189		370
Accretion and amortization of decommissioning and restoration obligations[3]	1,381		1,290		2,965
Cash sustaining capital expenditures	48,253		47,869		65,173

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of current community agreements.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration and growth capital expenditures.

3 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

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Peru	Three Months Ended
	Jun. 30, 2023		Mar. 31, 2023		Jun. 30, 2022
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	83,525	2.14	61,574	1.36	83,963	1.82
Cash sustaining capital expenditures	33,425	0.86	33,564	0.74	35,527	0.78
Royalties	2,479	0.06	665	0.02	1,117	0.02
Sustaining cash cost per pound of copper produced	119,429	3.06	95,803	2.12	120,607	2.62

Gold Cash Cost and Sustaining Cash Cost Reconciliation

Manitoba	Three Months Ended
(in thousands)	Jun. 30, 2023	Mar. 31, 2023	Jun. 30, 2022
Net ounces of gold produced[1]	35,253	36,034	44,787

1 Contained gold in concentrate and doré.

Manitoba	Three Months Ended
	Jun. 30, 2023		Mar. 31, 2023		Jun. 30, 2022
Cash cost per ounce of gold produced	$000s	$/oz	$000s	$/oz	$000s	$/oz
Mining	41,681	1,182	37,752	1,048	54,500	1,217
Milling	15,193	431	14,848	412	20,953	468
Refining (zinc)	-	-	-	-	14,379	321
G&A	6,108	173	10,089	280	23,253	519
Onsite costs	62,982	1,786	62,689	1,740	113,085	2,525
Treatment & refining	9,573	271	7,892	219	5,807	130
Freight & other	5,342	152	5,349	148	7,779	173
Cash cost, before by-product credits	77,897	2,209	75,930	2,107	126,671	2,828
By-product credits	(39,218)	(1,112)	(42,131)	(1,169)	(135,924)	(3,035)
Gold cash cost, net of by-product credits	38,679	1,097	33,799	938	(9,253)	(207)

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Manitoba	Three Months Ended
	Jun. 30, 2023		Mar. 31, 2023		Jun. 30, 2022
Supplementary cash cost information	$000s	$/oz1	$000s	$/oz1	$000s	$/oz1
By-product credits[2]:
Zinc	21,896	621	17,374	482	88,548	1,977
Copper	14,382	408	21,097	585	39,127	874
Silver[3]	2,940	83	3,421	95	6,269	140
Other	-	-	239	7	1,980	44
Total by-product credits	39,218	1,112	42,131	1,169	135,924	3,035
Reconciliation to IFRS:
Cash cost, net of by-product credits	38,679		33,799		(9,253)
By-product credits	39,218		42,131		135,924
Treatment and refining charges	(9,573)		(7,892)		(5,807)
Inventory adjustments	906		-		-
(Curtailment)/past service cost	-		-		(532)
Share-based compensation expenses	31		93		2,030
Change in product inventory	(11,964)		1,726		12,888
Royalties	99		41		2,854
Depreciation and amortization[4]	21,330		25,462		39,494
Cost of sales[5]	78,7265		95,360		177,598

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments.

3 Silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements, excluding impairment adjustments.

Manitoba	Three Months Ended
	Jun. 30, 2023		Mar. 31, 2023		Jun. 30, 2022
Sustaining cash cost per pound of gold produced	$000s	$/oz	$000s	$/oz	$000s	$/oz
Gold cash cost, net of by-product credits	38,679	1,097	33,799	938	(9,253)	(207)
Cash sustaining capital expenditures	14,828	421	14,304	397	29,646	662
Royalties	99	3	41	1	2,854	64
Sustaining cash cost per pound of gold produced	53,606	1,521	48,144	1,336	23,247	519

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Combined Unit Cost Reconciliation

Peru	Three Months Ended
(in thousands except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Jun. 30, 2023	Mar. 31, 2023	Jun. 30, 2022
Mining	31,654	26,786	32,300
Milling	54,676	46,191	44,731
G&A1	14,867	16,466	18,677
Other G&A2	458	(1,539)	(1,050)
	101,655	87,904	94,658
Less: Covid related costs	-	-	1,275
Unit cost	101,655	87,904	93,383
Tonnes ore milled	7,223	7,664	7,771
Combined unit cost per tonne	14.07	11.47	12.02
Reconciliation to IFRS:
Unit cost	101,655	87,904	93,383
Freight & other	12,424	12,427	12,297
Covid related costs	-	-	1,275
Other G&A	(458)	1,539	1,050
Share-based compensation expenses	29	(14)	(100)
Inventory adjustments	-	-	(97)
Change in product inventory	27,078	(11,135)	(8,394)
Royalties	2,479	665	1,117
Depreciation and amortization	67,340	41,960	47,811
Cost of sales[3]	210,547	133,346	148,342

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per IFRS financial statements, excluding impairment adjustments.

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Manitoba	Three Months Ended
(in thousands except tonnes ore milled and unit cost per tonne)
Combined unit cost per tonne processed	Jun. 30, 2023	Mar. 31, 2023	Jun. 30, 2022
Mining	41,681	37,752	54,500
Milling	15,193	14,848	20,953
G&A1	6,108	10,089	23,253
Less: G&A allocated to zinc metal production	-	-	(3,141)
Less: Other G&A related to profit sharing costs	(682)	(1,139)	(10,206)
Unit cost	62,300	61,550	85,359
USD/CAD implicit exchange rate	1.34	1.35	1.27
Unit cost - C$	83,659	83,193	108,806
Tonnes ore milled	380,538	385,661	649,318
Combined unit cost per tonne - C$	220	216	168
Reconciliation to IFRS:
Unit cost	62,300	61,550	85,359
Freight & other	5,342	5,349	7,779
Refined zinc	-	-	14,379
G&A allocated to zinc metal production	-	-	3,141
Other G&A related to profit sharing	682	1,139	10,206
Share-based compensation expenses	31	93	(532)
Inventory adjustments	906	-	2,030
Change in product inventory	(11,964)	1,726	12,888
Royalties	99	41	2,854
Depreciation and amortization	21,330	25,462	39,494
Cost of sales[2]	78,726	95,360	177,598

1 G&A as per cash cost reconciliation above.

2 As per IFRS financial statements, excluding impairment adjustments.

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Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to the expected production and cash flow generation during the second half of the year, the expected timing for the release of an updated Copper Mountain mine technical report, the expected timing for the release of the Copper World pre-feasibility study for Phase I, the expected timing and effectiveness of the ongoing integration and optimization of Copper Mountain's operations, the expected consummation, timing and benefits of the Rockcliff Transaction and other Manitoba growth initiatives; approval of the Rockcliff Transaction by Rockcliff's shareholders, the satisfaction of the conditions precedent to the consummation of the Rockcliff Transaction, statements regarding the company's production, cost and capital and exploration expenditure guidance, expectations regarding reductions in discretionary spending, capital expenditures and net debt, expectations regarding the impact of inflationary pressures on the company's cost of operations, financial condition and prospects, the company's ability to deleverage and repay debt as needed, the consummation and timing of a potential partnership with Marubeni, expectations regarding the company's cash balance and liquidity, expectations regarding the Copper World project, the estimated timelines and pre-requisites for sanctioning the project and the pursuit of a potential minority joint venture partner, expectations regarding the permitting requirements for the Copper World project and permitting related litigation (including expected timing for receipt of such applicable permits), the company's ability to increase the mining rate at Lalor, the anticipated timing for completing the Stall recovery improvement program and anticipated benefits therefrom, expectations regarding the ability to conduct exploration work on the Maria Reyna and Caballito properties and to advance related drill plans, the timing of mining higher-grade ore in the Pampacancha pit and the company's expectations resulting therefrom, expectations regarding the ability for the company to reduce greenhouse gas emissions, the company's evaluation of opportunities to reprocess tailings, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, the anticipated impact of brownfield growth projects on the company's performance, anticipated expansion opportunities in Snow Lake and the ability for Hudbay to find a new anchor deposit near the company's Snow Lake operations, anticipated drill programs and exploration activities, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company's financial performance to metals prices, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay has identified and were applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  the ability to achieve production and cost guidance;
  the ability to achieve discretionary spending reductions without impacting operations;

TSX, NYSE - HBM 2023 No. 20

  no significant interruptions to operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru;
  no interruptions to the company's plans for advancing the Copper World project, including with respect to timely receipt of applicable permits;
  the ability for the company to successfully integrate and optimize the Copper Mountain operations and develop and maintain good relations with key stakeholders;
  the ability to ramp up exploration in respect of the Maria Reyna and Caballito properties and to advance related drill plans;
  the ability to satisfy the conditions to closing the Rockcliff Transaction, including the receipt of shareholder, stock exchange and court approvals;
  that no third party would make a superior proposal to the Rockcliff Transaction;
  that the definitive agreement for the Rockcliff Transaction would not be terminated in certain circumstances;
  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of the company's processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals the company produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the execution of the company's business and growth strategies, including the success of its strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to complete project targets on time and on budget and other events that may affect the company's ability to develop its projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for the company's exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the employees at the company's operations, including in British Columbia;
  maintaining good relations with the labour unions that represent certain of the company's employees in Manitoba and Peru;
  maintaining good relations with the communities in which the company operates, including the neighbouring Indigenous communities and local governments;
  no significant unanticipated challenges with stakeholders at the company's various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to the company's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of the company's unpatented mining claims;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks related to the failure to effectively integrate and optimize the Copper Mountain operations, the failure to receive approval of the Rockcliff Transaction by Rockcliff's shareholders or the required court, stock exchange and other consents and approvals to effect the Rockcliff Transaction, the potential of a third party making a superior proposal to the Rockcliff Transaction, the possibility that the definitive agreement for the Rockcliff Transaction could be terminated under certain circumstances, political and social risks in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of the company's projects, risks related to the Copper World project, including in relation to permitting, litigation, project delivery and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company's reserves, volatile financial markets and interest rates that may affect the company's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company's ability to comply with its pension and other post-retirement obligations, the company's ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in the company's most recent Annual Information Form and under the heading "Financial Risk Management" in the company's most recent management's discussion and analysis.

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Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining-friendly jurisdictions of Canada, Peru and the United States.

Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the company, which is complemented by meaningful gold production. Hudbay's growth pipeline includes the Copper World project in Arizona, the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

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For further information, please contact:

Candace Brûlé

Vice President, Investor Relations

(416) 814-4387

investor.relations@hudbay.com

____________________________

[i] Adjusted net earnings (loss) and adjusted net earnings (loss) per share; adjusted EBITDA; cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits; cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits; combined unit costs and net debt are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the "Non-IFRS Financial Performance Measures" section of this news release.